

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 15, 2016

Via E-mail
Mr. Lance A. Berry
Senior Vice President and Chief Financial Officer
Wright Medical Group N.V.
Prins Bernhardplein 200
1097 JB Amsterdam
The Netherlands

> **Re:** **Wright Medical Group N.V.**
> **Form 10-K for Fiscal Year Ended December 27, 2015**
> **Filed February 23, 2016**
> **File No. 1-35065**

Dear Mr. Berry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2015

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Shipping and Handling Costs, page 89

1. We note that you include shipping and handling costs in selling, general, and administrative expenses. In future filings, if these costs are significant, please disclose the amount of such costs in accordance with ASC 605-45-50-2.

Note 4. Discontinued Operations, page 95

2.   Please revise future filings to present basic and diluted per share amounts for your discontinued operations in accordance with ASC 260-10-45-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery